UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-38369

Huami Corporation

Building H8, No. 2800, Chuangxin Road

Hefei, 230088

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit 99.1 — Press release

Exhibit 99.2 — Notice of Annual General Meeting

Exhibit 99.3 — Form of Proxy for Annual General Meeting

Exhibit 99.4 — Ballot for the Annual General Meeting

Exhibit 99.5 — Depositary Notice to Holders of American Depositary Shares

Exhibit 99.6 — Voting Instruction Card for American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huami Corporation

By	:	/s/Wang Huang
Name	:	Wang Huang
Title	:	Chief Executive Officer

Date: January 26, 2021